November 16, 2015

U.S. Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re:                             Mirati Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-207848

Acceleration Request
Requested Date:	Wednesday, November 18, 2015
Requested Time:	4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Wednesday, November 18, 2015, or as soon thereafter as is practicable.

In connection with this request, the Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Sean Clayton of Cooley LLP at (858) 550-6034.

Very truly yours,

MIRATI THERAPEUTICS, INC.

By:	/s/ Mark J. Gergen
Mark J. Gergen
Executive Vice President and Chief Operating Officer